www.linkedin.com/in/
danielvargasmba (LinkedIn)

Top Skills

Market Research

Business Management

Business Development

Languages

Spanish (Native or Bilingual)

English (Native or Bilingual)

German (Elementary)

Certifications

Nano Tips for Using ChatGPT for
Business with Rachel Woods

Google Display Ads Certification

Nano Tips for Using ChatGPT for
Marketers with Ross Simmonds

Generative AI for Digital Marketers

Honors-Awards

2nd Place Winner - Business Plan
Competition

Company Grade Officer of the Year
(2015, Annual)

Company Grade Officer of the
Quarter (2015, 2nd Quarter)

Company Grade Officer of the
Quarter (2015, 4th Quarter)

Company Grade Officer of the
Quarter (2015, 2nd Quarter)

Daniel Vargas

VP of Marketing || Non-Profit Org President || AI Enthusiast || USAF
Vet || Business Nerd || Coffee Gourmand

Las Vegas, Nevada, United States

Summary

The classic STEM nerd who wandered into the soft sciences...

Modern marketing professional equipped with an MBA, an instinct for
analysis, a passion for AI, and an unbridled love of dogs!

Currently, VP of Marketing of an FDA-regulated biotech startup
disrupting the field of regenerative medicine, as well as President of
a "marvelous" 501(c)(3) based in Las Vegas. Former United States
Air Force officer with valuable leadership skills, having managed
multimillion-dollar jet fighter fleet operations.

But ask me about my coffee obsession ##

Experience

Ava's Avengers 501(c)(3)
President
October 2018 - Present (5 years 8 months)
Las Vegas, Nevada, United States

Ava's Avengers, 501(c)(3) – www.avasavengers.org
We seek to bring hope and support to families with children undergoing
medical treatment, while inspiring others to "find their inner hero" by getting
involved in helping their own communities. Our organization is nation-wide
and we strengthen our communities by donating time, raising funds, spreading
awareness, and connecting families to needed resources.
- President, March 2023
- Interim President, April 2021
- Member, Board of Directors, August 2020
- Volunteer, October 2018

SteinerBio
VP of Marketing
April 2018 - Present (6 years 2 months)

Henderson, Nevada, United States

• Builds and executes marketing plans for B2B medical devices as a biotech startup in the field of regenerative medicine with over $300K annual revenue
• Redesigned style, layout, and features for existing startup company and its subsidiary websites, tripling average monthly traffic
• Designs/manages online marketing campaigns across platforms (Meta, Twitter, YouTube)
• Grew Facebook followers by 3x through implementation of a unified brand strategy
• Led the creative copy and visual design for the launch of a biotech subsidiary through a crowdfunding platform, successfully raising $250K in six months
• Creates A/B testing for Facebook Ad copy/design, leading to above-industry CTR rates
• Revamped semi-monthly email campaigns to increase subscriber readership and engagement by 4x
• Designed and launched several full-page print ads featured in medical journals
• Secured two new distributors to market the full product line through their network
• Utilizes SurveyMonkey to create surveys and analyze results for market research
• Designs and executes product and product demo photography and videography for online and print content
• Continuously explores and identifies new markets to target for brand reach expansion
• Develops detailed marketing literature and other sales tools distributors and events
• Adheres to the company’s Quality Management System (QMS) as well as quality system regulations, standards, and procedures

United States Air Force

Assistant Officer in Charge

2013 - 2017 (4 years)

Las Vegas, Nevada Area

Aircraft Maintenance

• Led, trained, and equipped +150 personnel to support $750 million fleet sustainment operations, projects, assignments, and strategic/operational missions

• Directed aircraft maintenance production, staff activity, and related materiel programs
• Managed maintenance and modification of aircraft to support multimillion dollar test initiatives, leading to live use in combat missions
• Managed and directed quality assurance, maintenance training, budget and resource management, analysis, facilities, shared resources, and wholesale logistics life cycle sustainment support
• Devised strategies for unit capabilities and briefed senior-level officers, leaders, and commanders on a daily basis through data/metrics analysis, personnel performance reviews, and dashboard reporting

J.B. Hunt Transport, Inc.
Pricing Administrator
2007 - 2010 (3 years)
Lowell, Arkansas

Partnership Development

• Implemented pricing strategies to sustain multimillion dollar regional/national accounts
• Supported sales force with administrative tasks: contract reviews, invoicing, collections
• Fostered strong working relationships between pricing group, sales, marketing, and ops
• Audited and resolved variances daily through queries for top level supervision reporting

University of Arkansas
Administrative Clerk
April 2005 - December 2005 (9 months)
Fayetteville, Arkansas Area

Office of Admissions

• Processed incoming undergraduate student college admissions applications and examined supporting documents for
• Fielded general public and student inquiries to assist with admissions by phone/in person
• Handled clerical tasks, filing, and operating/troubleshooting new scanners for digital recordkeeping technology launch

Columbus Consolidated Government

Tax Clerk
December 2001 - April 2005 (3 years 5 months)
Columbus, Georgia, United States

Office of the Tax Commissioner

• Processed vehicle/trailer license plate and title registration for all residents of Muscogee County, Georgia
• Conducted property tax collection to generate $300K in average monthly tax revenue
• Assisted general public with tax/registration-related inquiries in person/phone/mail
• Reported directly to the Tax Commissioner with administrative tasks outside of primary duties

———

Education

University of Nevada-Las Vegas
Master of Business Administration - MBA

University of Arkansas
Bachelor of Arts - BA, Sociology

University of Arkansas
Bachelor of Arts - BA, Criminal Justice

Columbus State University
Criminal Justice